From: Rebecca Styn
Sent: Thursday, May 9, 2024 2:08 PM
To: Kevin Hughes
Subject: WeFunder Campaign

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Kevin, I just wanted to send this along just in case. If you know anyone you might we willing to share this with as well that would be lovely. I'm always happy to connect with anyone by phone/zoom/in-person too.

As you know, we just opened a funding round for Blind Tiger, Inc. and would love to have you join as an early investor. We've loved building our brand over the last three years, want to share our success with those who've supported us, and are looking for investments of at least $100.

Check out our WeFunder page to see the details https://wefunder.com/blindtigerinc. Because we are in the "testing the waters" phase our email communication needs to be more general.

Thank you for your consideration, I really appreciate it!

~Rebecca

See HERE for important legal disclosures.

Rebecca A. Styn, PhD
Founder & CEO
Blind Tiger Spirit-Free Cocktails

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